July 22, 2025

John Pavelski
Chief Executive Officer
Carlyle Private Equity Partners Fund, L.P.
1001 Pennsylvania Ave., N.W.
Suite 220 South
Washington, D.C. 20004

        Re: Carlyle Private Equity Partners Fund, L.P.
            Amendment No. 1 Registration Statement on Form 10-12G
            Filed June 27, 2025
            File No. 000-56746
Dear John Pavelski:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G
General

1. We note your response to prior comment 15. We also note your disclosure on page
       189 that your "[g]eneral [p]artner has made an initial capital contribution of $1,000 in cash, in exchange for 40 Class C Units." You also state on page 175 that "[n]one of
       [y]our Classes of Units have voting power." We also note that Section
4.4 of your
       Amended and Restated Limited Partnership Agreement filed as Exhibit 3.2 appears to indicate that in some situations your general partner "may also be a [s]hareholder." Please disclose specifically whether Class C Units have voting
       power. If none of your units have voting rights, please revise your disclosure to explain how you will elect the board and how you will make other decisions that are typically made by the shareholders' vote. In addition, revise your risk factors section to address any related material risks and/or conflicts of interests that may arise.
 July 22, 2025
Page 2
Item 1. Business
The Fund - Carlyle Private Equity Partners Fund, L.P., page 1

2. We note your revised disclosure in response to prior comment 3. In the discussion of your planned activities, please include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds, if applicable. We also note your revised disclosure refers to the "warehousing agreement." In addition, clarify here if you have already entered into this agreement and if so, file it as an exhibit to the registration statement and describe its material terms here, or advise.
3. You state that you expect to form one or more other collective investment vehicles or other arrangements for certain other investors to invest in the Fund. Please describe these plans in further detail, addressing the expected characteristics and purposes of such vehicles/arrangements (other than the Feeder) and such other investors. Please
       also discuss any impact these plans may have on the Fund   s ability to
rely on Section
       3(c)(7) of the Investment Company Act of 1940 (the    1940 Act   ).
4. You state that you anticipate forming one or more Lower Funds through which you expect to hold investments through one or more Intermediate Entities. Please provide further detail regarding the characteristics and purposes of such Lower Funds and
       Intermediate Entities and their expected relationship with the Fund.
5. On page 2, you state that you may form one or more Parallel Funds to invest alongside the Fund. Please provide further detail regarding the characteristics and purposes of such Parallel Funds and their expected relationship with the Fund.
Redemption Program, page 14

6. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Rajib Chanda, Esq.